Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036
Telephone 202.822.9611
Fax 202.822.0140
www.stradley.com

Christopher J. Zimmerman

czimmerman@stradley.com

(202) 419-8402

April 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, NY 10281

Attention: Lauren Hamilton

Re:	Highland Funds II (the “Trust”)

Certified Shareholder Reports on Form N-CSR Filed on December 6, 2017 (Accession

No. 0001193125-17-362402), Pursuant to Rule 30b2-1 under the Investment

Company Act of 1940, as amended (the “1940 Act”) (the “Shareholder Reports”)

1940 Act File No. 811-07142

Dear Ms. Hamilton:

This letter provides the Trust’s responses to the comments with respect to the Shareholder Reports that the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided orally via conference call on April 13, 2018 as follow-up to the correspondence that the Trust filed with the U.S. Securities and Exchange Commission (“Commission”) on April 6, 2018. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Shareholder Report.

April 25, 2018

1.	As reflected in the correspondence dated April 6, 2018 to the Staff from State Street, on behalf of the Trust, the Staff notes that, during the fiscal year ended September 30, 2017, the percentage of illiquid securities held by the Highland Global Allocation Fund (the “Fund”) was greater than 15%. Please explain whether the Board of the Trust was aware that the percentage of illiquid securities held by the Fund was greater than 15%.

Response: Yes, the Trust confirms that the Board was aware that the percentage of illiquid holdings held by the Fund was greater than 15%.

2.	In the correspondence letter, please explain, in detail, the plan to reduce, in an orderly fashion, the percentage of illiquid securities held by the Fund to below 15%.

Response: At the outset, please note that the Fund does not permit the acquisition of any illiquid securities if, at the time of such acquisition, the Fund has invested more than 15% of its net assets in illiquid securities. During the fiscal year ended September 30, 2017, overall redemption activity and certain mark to market movements of illiquid securities in the Fund, and not the acquisition of an illiquid security, caused the market value of the Fund’s illiquid securities to exceed the 15% limitation.

Highland Capital Management Fund Advisors, L.P. (the “Adviser”), on behalf of the Fund, plans to take advantage of opportunities to reduce the percentage of its net assets in illiquid securities, provided that the Adviser believes that such sales would be consistent with the Adviser’s duty to the Fund. The Adviser believes that this plan is consistent with the Commission’s guidance as noted in the final release to Rule 22e-4, which provides that “requiring a fund to divest investments if the fund’s holdings of illiquid investments that are assets exceed 15% of net assets—which, as suggested by a commenter, could result in the fund needing to sell the illiquid investments at prices that incorporate a significant discount to the investments’ stated value, or even at fire sale prices—could adversely affect shareholders and could potentially negate the liquidity risk management benefits of the illiquid investment limit. Therefore, under the final rule, a fund will be prohibited from acquiring any illiquid investment if, immediately after the acquisition, its illiquid investments that are assets would exceed 15% of its net assets.”

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If you have any questions, please do not hesitate to contact me at (202) 419-8402 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:	Eric Purple